Exhibit (a)(13)

February 26, 2003

To Eligible Cree Option Holders:

We have determined that we must withdraw Cree’s current option exchange program because we have learned that the timing of the program would not meet our original objectives. This email message will serve as notice of termination of the offer pursuant to the Offer to Exchange dated February 14, 2003.

We are evaluating when we may again offer another exchange program to employees but aim to do so late in March. We appreciate your feedback on the last proposal and encourage you to send any additional comments or questions you may have to Cree’s Stock Plan Help Desk at (919) 313-5800 or by e-mail addressed to stockplan_helpdesk@cree.com.

Sincerely,

Charles M. Swoboda

Chief Executive Officer and President